

August 11, 2011

Via E-mail
Robert B. Nachwalter
Senior Vice President, General Counsel
APAC Customer Services, Inc.
Bannockburn Lake Office
2201 Waukegan Road, Suite 300
Bannockburn, IL 60015

      Re: APAC Customer Services, Inc.
             Preliminary Proxy Statement on Schedule 14A
             Filed August 3, 2011
             File No. 000-26786

Dear Mr. Nachwalter:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Opinion of Credit Suisse Securities (USA) LLC

Miscellaneous, page 32

1.   We note that Credit Suisse will receive a fee for its services, a significant portion of which is contingent upon the consummation of the merger. Please disclose the total amount of fees to be paid for the services rendered in connection with this transaction. State separately the amount of fees to be paid, which are contingent upon the consummation of the merger.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Stephani Bouvet, Staff Attorney, at (202) 551-3545 or me at (202) 551-3457 with any other questions.

Sincerely,

/s/ Mark P. Shuman for

Maryse Mills-Apenteng
Special Counsel

Cc: Via E-mail
       Kurt von Moltke